Community Financial Shares, Inc.

357 Roosevelt Road

Glen Ellyn, Illinois 60137

(630) 545-0900

Offer to Purchase for Cash

Up to 200,000 Shares of its

Common Stock, No Par Value Per Share

At a Purchase Price of $26.00 Per Share

THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL

RIGHTS EXPIRE AT 5:00 P.M., CENTRAL TIME, ON

SEPTEMBER 28, 2007 UNLESS THE OFFER TO PURCHASE IS EXTENDED

Community Financial Shares, Inc., a Delaware corporation, invites its stockholders to tender up to 200,000 shares of our common stock, no par value per share, for purchase by us at $26.00 per share. Our offer is being made upon the terms and subject to the conditions described in this offer to purchase.

Questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or other tender offer materials may be directed to the Dealer Manager/Information Agent at the address and telephone number set forth on the back cover of this offer to purchase, and such copies will be furnished promptly at our expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this offer.

No person has been authorized to make any recommendation on behalf of Community Financial Shares, Inc. as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the related letter of transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by Community Financial Shares, Inc.

The Dealer Manager and Information Agent for this offer is:

HOWE BARNES HOEFER & ARNETT

The date of this offer to purchase is August 14, 2007

Summary

Community Financial Shares, Inc. (hereinafter referred to as “Community Financial,” “we,” “our,” or “us”) is inviting shareholders to sell shares of our common stock back to us for cash. Set forth below is a summary of the material terms of our offer. We urge you to read the entire offer to purchase and the related letter of transmittal because they contain the full details of our offer. We have included references to sections of this offer to purchase to direct you to a more complete description of the topics in this summary.

How Many Shares Are You Offering to Purchase?

We are offering to purchase up to 200,000 shares of our outstanding common stock, or approximately 15% of our outstanding common stock. We reserve the right to purchase additional shares up to 2% of the outstanding shares of common stock, subject to applicable legal requirements. See “Number of Shares; Priority of Purchases; Odd Lots; Proration” beginning on page 1.

How Much Will You Pay for My Shares?

We will purchase shares of our common stock at a price of $26.00 per share. See “Number of Shares; Priority of Purchases; Odd Lots; Proration” beginning on page 1. We will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration date of our offer.

On August 9, 2007, the last reported sale price for our shares on the Pink Sheets Electronic Interdealer Quotation and Trading System (“Pink Sheets”) was $23.00 per share. The 52-week range for the share price was between $22.40 and $24.25. You should obtain current market price quotations for our common stock prior to making a decision regarding the offer. See “Share, Trading Price and Dividend Information” beginning on page 12.

What is the Purpose of the Tender Offer?

We are making this offer because our board of directors believes that, given our business, assets and prospects and the current market price of our shares, the repurchase of our shares presents an attractive opportunity for Community Financial to increase stockholder value by reducing the number of shares outstanding, which should result in an increase to our earnings per share and return on equity. This offer will provide liquidity to our stockholders by giving them an opportunity to sell all or part of their investment in our shares on potentially more favorable terms than would otherwise be available in the financial markets (for example, the purchase price contained in this offer may provide a market premium to our selling stockholders). The offer also provides our stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales.

Do You Have the Financial Resources to Pay for My Shares?

Assuming we purchase 200,000 shares pursuant to the offer at $26.00 per share, we expect the maximum aggregate cost, not including expenses applicable to the offer, will be approximately $5,200,000. We would use working capital to fund the purchase. See “Section 11. Source and Amount of Funds” beginning on page 21.

Must I Participate in the Tender Offer? What Are the Effects if I Do Not Participate?

No, you are not required to participate in the tender offer. You must determine whether to sell stock and how much stock you are willing to sell. See “Number of Shares; Priority of Purchases; Odd Lots; Proration” beginning on page 1 and “Purchase of Shares and Payment of the Purchase Price” beginning on page 8.

Stockholders who choose not to tender their shares will realize a proportionate increase in their relative equity interest in Community Financial and in our future earnings and assets. Our purchase of shares in the offer will reduce the number of outstanding shares and shares available for trading in the securities markets. The reduced liquidity may negatively impact the trading market for our common stock. In addition, once the offer is completed, there is no assurance that the stock price will not decrease to pre-offer levels or below, although we may continue to

i

purchase shares at then current prices in accordance with federal and state securities laws. See “Purpose of the Offer; Certain Effects of the Offer” beginning on page 6.

Will We Purchase All of the Shares Tendered?

All of the shares that you tender in our offer may not be purchased. If more than 200,000 shares are tendered, we will first purchase shares from all holders of “odd lots” of less than 100 shares who properly tender all of their shares, and will then purchase shares from all other stockholders who properly tender shares, on a pro rata basis, subject to the conditional tender provisions described in “Conditional Tender of Shares” beginning on page 9 of this offer to purchase. See “Number of Shares; Priority of Purchases; Odd Lots; Proration” beginning on page 1.

What are the Significant Conditions on the Tender Offer?

Our offer is not conditioned upon any minimum number of shares being tendered. However, we will not be required to accept for purchase or purchase any shares, may postpone the acceptance for purchase of or the purchase of shares tendered, and may cancel, terminate or amend our offer if, among other things:

•

our purchase of shares pursuant to this offer would have a reasonable likelihood of our common stock being held of record by fewer than 300 persons and, thus, eligible for deregistration under the Exchange Act;

•	any governmental authority restrains or prohibits our offer;

•	another party proposes, announces or makes a tender or exchange offer, merger, business combination or other similar transaction involving Community Financial; or

•	there is a material change in the business, condition, income, operations or prospects of Community Financial and its subsidiaries.

See “Certain Conditions of the Offer” beginning on page 10.

When Does the Tender Offer Expire? Can it be Extended?

The offer is scheduled to expire on September 28, 2007, at 5:00 p.m., Central time, but we may choose to extend it at any time. If we extend our offer, we will make a public announcement before 9:00 a.m., Central time, on the first business day after the offer was scheduled to expire. See “Cancellation, Extension, Termination and Amendment” beginning on page 26. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, we urge you to contact your nominee in sufficient time to permit notification of your desire to tender to reach the depositary by the expiration date of our offer.

How Do I Participate in the Tender Offer?

If you hold physical certificates representing your shares and wish to tender your shares, you must deliver them, together with a completed letter of transmittal, to the depositary, Illinois Stock Transfer, prior to expiration of the offer. If your shares are held in street name by a broker, dealer, commercial bank, trust company or other nominee, you must instruct the nominee to tender your shares. See “Procedure for Tendering Shares” beginning on page 3.

If you want to tender your shares pursuant to our offer but your share certificates are not immediately available, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary prior to the expiration date, you can still tender your shares if you comply with the guaranteed delivery procedure described in this offer to purchase. See “Procedure for Tendering Shares” beginning on page 3.

If you have any questions, please contact Howe Barnes Hoefer & Arnett, Inc., the Dealer Manager/Information Agent, at (800) 800-4693 or our investor relations department at (630) 545-4341.

Will I Have to Pay Any Fees, Commissions or Stock Transfer Taxes?

If you are a registered stockholder and tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker, dealer, commercial bank, trust company or other nominee, however, you should ask your nominee to see if you will be charged a fee to tender your shares. Except as otherwise set forth in the letter of transmittal, we will pay any applicable transfer taxes on the purchase of shares pursuant to this offer. See “Purchase of Shares and Payment of the Purchase Price” beginning on page 8.

Can I Withdraw From the Tender Offer?

You may withdraw tendered shares at any time before our offer expires, which is currently scheduled to be September 28, 2007. In addition, after our offer expires, if we have not accepted for payment the shares you have tendered to us, you may withdraw your shares at any time after October 11, 2007. See “Withdrawal Rights” beginning on page 7.

To properly withdraw your shares, you must timely deliver a written notice of your withdrawal to the depositary at the address or facsimile number appearing on the last page of this document. The information required and the method of notification differs, depending on whether you hold your shares directly or through a broker or other nominee. See “Withdrawal Rights” beginning on page 7.

When Would I Receive Payment For Shares Tendered?

We expect to announce final results on any proration within seven to 10 business days following the expiration date and we would then mail the payment to you promptly following such announcement. See “Purchase of Shares and Payment of the Purchase Price” beginning on page 8.

What are the Tax Consequences if I Participate?

Generally, you will recognize gain or loss on any tendered shares equal to the difference between the cash paid to you by Community Financial and your tax basis in the shares tendered. However, under certain circumstances, you may be treated as having received a taxable dividend from Community Financial. See “Material Federal Income Tax Consequences” beginning on page 22.

FORWARD-LOOKING STATEMENTS

This document (including information incorporated by reference) contains, and future oral and written statements of Community Financial Shares, Inc. (“Community Financial” “we” or “our”) and its management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of our management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects and those of our subsidiaries include, but are not limited to, the following:

•

The strength of the United States economy in general and the strength of the local economies in which we conduct our operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of our assets.

•	The economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayments of our assets) and the policies of the Board of Governors of the Federal Reserve System.

•	Our ability to compete with other financial institutions as effectively as we currently intend due to increases in competitive pressures in the financial services sector.

•	Our ability to obtain new customers and to retain existing customers.

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

•

Technological changes implemented by us and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and our customers.

•	Our ability to develop and maintain secure and reliable electronic systems.

•	Our ability to retain key executives and employees and the difficulty that we may experience in replacing key executives and employees in an effective manner.

•	Consumer spending and saving habits which may change in a manner that affects our business adversely.

•	Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

•	The costs, effects and outcomes of existing or future litigation.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	Our ability to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning us and our business, including other factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration

General

On the terms and subject to the conditions of our offer, as set forth in this document and the related letter of transmittal, we are offering to purchase up to 200,000 shares of our common stock for a purchase price of $26.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Shares properly tendered and not withdrawn will be purchased at the purchase price upon the terms and subject to the conditions of our offer, including the odd lot, proration and conditional tender provisions described below.

The term “expiration date” means 5:00 p.m., Central time, on September 28, 2007, unless and until we, in our sole discretion, extend the period of time for which our offer will remain open by giving oral or written notice to Illinois Stock Transfer the depositary for our offer. If our offer is extended, we will make a public announcement before 9:00 a.m., Central time, on the first business day after the offer was scheduled to expire. If extended by us, the term “expiration date” means the latest time and date at which our offer, as extended, expires. See Section 15.

Subject to the requirements described in Section 15, in accordance with the rules of the Securities and Exchange Commission, we may, and we reserve the right to, purchase in our offer an additional amount of shares, not to exceed 2% of our outstanding common stock (approximately 27,500 shares), without amending or extending our offer. This offer is not conditioned on any minimum number of shares being tendered. This offer is, however, subject to certain other conditions. See Section 7.

All shares purchased pursuant to this offer will be purchased at the purchase price. All shares not purchased pursuant to this offer, including shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at our expense promptly following the expiration date.

Tendering stockholders will not be obligated to pay any charges or expenses of Illinois Stock Transfer, the depositary for our offer, or any brokerage commissions. If you hold shares through a broker, dealer, commercial bank, trust company or other nominee, however, you should ask your nominee to see if you will be charged a fee to tender your shares. Except as set forth in Instruction 6 of the letter of transmittal, we will pay transfer taxes on the purchase of shares pursuant to this offer.

This document, the related letter of transmittal, and the notice of guaranteed delivery will be mailed to record holders of shares of our common stock and will be furnished to brokers, banks and similar persons whose names or the names of whose nominees appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of our common stock.

Priority of Purchases

Upon the terms and subject to the conditions of our offer, if 200,000 or fewer shares are properly tendered and not properly withdrawn on or prior to the expiration date, we will purchase all properly tendered shares at the purchase price.

Upon the terms and subject to the conditions of our offer, if more than 200,000 shares are validly tendered and not withdrawn on or prior to the expiration date, we will purchase validly tendered shares in the following order of priority:

•

First, we will purchase shares properly tendered and not properly withdrawn on or prior to the expiration date by or on behalf of any stockholder who owns, beneficially or of record, as of the expiration date, a total of fewer than 100 shares and who validly tenders all of such shares and completes the box captioned “Odd Lots” on the letter of transmittal, and, if applicable, in the notice of guaranteed delivery. Partial and conditional tenders will not qualify for this preference.

•	Second, after the purchase of all the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in Section 6, we will purchase shares from all other stockholders who properly tender shares on a pro rata basis with appropriate adjustment to avoid fractional shares. As a result, we will purchase the same percentage of shares tendered from each tendering stockholder in this second category. We will announce this proration percentage, if it is necessary, after our offer expires.

•

Finally, if necessary to permit us to purchase 200,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date, will, to the extent feasible, be selected for purchase by random lot in accordance with Section 6. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

If we elect to purchase additional shares, which we may in an amount up to 2% of the outstanding shares of common stock, we will purchase the additional shares in the same order of priority described above.

Odd Lots

Except to the extent that our purchase would result in our common stock being held of record by fewer than 300 persons and eligible for deregistration under the Exchange Act, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owns, beneficially or of record, as of the expiration date, a total of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial or record holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a stockholder owning beneficially or of record fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange. Any stockholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned “Odd Lots” on the letter of transmittal.

As of August 9, 2007, there were approximately 530 holders of record of shares. Approximately 33 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 1,389 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own.

Proration

If proration of tendered shares is required, we will determine the final proration factor promptly after the expiration date. Proration for each stockholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders, other than odd lot holders, subject to the conditional tender provisions described in Section 6. This ratio will be applied to stockholders tendering shares to determine the number of shares, rounded up to the nearest whole share, that will be purchased from each stockholder pursuant to our offer.

Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 2, and because of the odd lot procedures described above and the conditional tender procedures described in Section 6, we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until seven to 10 business days after the expiration date. In the event of a proration, we anticipate that we will commence payment on the tendered shares within 10 business days after the expiration date. Despite any proration, we will commence payment on the tendered shares promptly after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the Dealer Manager/Information Agent, and may be able to obtain this information from their brokers.

As described in Section 12, the number of shares that we will purchase from a stockholder under our offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares. The letter of transmittal affords each stockholder the opportunity to designate the order of priority in which shares are to be purchased in the event of proration, should a stockholder decide to do so for federal income tax reasons. In addition, stockholders may choose to submit a “conditional tender” under the procedures discussed in Section 6 in order to structure their tender for federal income tax reasons.

Section 2. Procedure for Tendering Shares

To tender shares pursuant to our offer, either (1) or (2) below must occur:

(1)	A properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the letter of transmittal, must be received by the depositary at its address set forth on the back cover of this offer to purchase and either (i) certificates for the shares to be tendered must be received by the depositary at such address or (ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the depositary, in each case on or prior to the expiration date.

(2)	You must comply with the guaranteed delivery procedure set forth below.

In cases where shares are tendered by a registered holder of Community Financial common stock who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal, all signatures on the letter of transmittal must be guaranteed by an “eligible institution.” An “eligible institution” is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended. If the certificates are registered in the name of a person other than the signer of the letter of transmittal, or if certificates for unpurchased shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible guarantor institution.

A tender of shares pursuant to the procedures described in this section will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of our offer.

The method of delivering all documents, including certificates for shares, the letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

All deliveries in connection with our offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to the book-entry transfer facility. Any documents delivered to us or the book-entry transfer facility will not be forwarded to the depositary and therefore will not be deemed to be properly tendered. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

The depositary, Illinois Stock Transfer, will establish an account with respect to the shares at The Depository Trust Company (the “book-entry transfer facility”) for purposes of our offer within two business days after the date of this document. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer such shares into the depositary’s account in accordance with the book-entry transfer facility’s procedure for such transfer. Even though delivery of shares may be effected through book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) or (2) below must occur for a valid tender:

(1)	A properly completed and duly executed letter of transmittal or a manually signed copy thereof, or an agent’s message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover of this offer to purchase on or prior to the expiration date.

(2)	You must comply with the guaranteed delivery procedures set forth below.

Delivery of the letter of transmittal (or other required documentation) to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against the participant.

Guaranteed Delivery

If you want to tender your shares pursuant to our offer but your share certificates are not immediately available, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary prior to the expiration date, you can still tender your shares if all the following conditions are met:

•	the tender is made by or through an eligible institution;

•

the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this document, with signatures guaranteed by an eligible institutions,

•	the depositary receives, within three trading days after the date of its receipt of the notice of guaranteed delivery,

•	the certificates for all tendered shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer as described above,

•	a properly completed and duly executed letter of transmittal or facsimile of it, or an agent’s message in the case of a book-entry transfer, and

•	any other documents required by the letter of transmittal.

In any event, the exchange of the purchase price for shares tendered and accepted for purchase pursuant to our offer will be made only after timely receipt by the depositary of certificates for the shares, properly completed, duly executed letter(s) of transmittal and any other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance or purchase for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive prior to the expiration date any condition (other than the nonwaivable conditions) or any defect or irregularity in the tender of any shares. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Our interpretation of the terms and conditions of our offer (including this document, the letter of transmittal and its instructions and other offer materials) will be final and binding. Neither we, the depositary, the Dealer Manager/Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification.

Procedure for Shares Held By Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the broker, dealer, commercial bank, trust company or other nominee if you wish to tender your shares. You should contact your broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the depositary by the expiration date of our offer.

Your Representations and Warranties; Our Acceptance Constitutes an Agreement

It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period, the person so tendering:

•	has a “net long position” equal to or greater than the amount of (x) shares tendered or (y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of our offer, as well as your representation and warranty to us that:

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4, and

•	the tender of shares complies with Rule 14e-4.

Our acceptance for payment of shares tendered under our offer will constitute a binding agreement between you and us upon the terms and conditions of our offer described in this and related documents.

Federal Backup Withholding Tax

Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding.

Certain stockholders (including, among others, all corporations and certain foreign stockholders in addition to foreign corporations) are not subject to these backup withholding rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an Internal Revenue Service Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder’s exempt status. The applicable form can be obtained from the depositary. See Instruction 9 of the letter of transmittal.

To prevent federal backup withholding tax equal to 28% of the gross payments made to stockholders for shares purchased under our offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the depositary with the stockholder’s correct taxpayer identification number and provide other information by completing the substitute Form W-9 included with the letter of transmittal.

Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

For a discussion of United States federal income tax consequences to tendering stockholders, see Section 12.

Lost or Destroyed Certificates

If your certificate(s) for part or all of your shares have been lost, stolen, misplaced or destroyed, indicate that fact on the letter of transmittal, which should then be delivered to the depositary after being otherwise properly completed and duly executed. In addition, you must complete the box captioned “Affidavit For Lost Stock Certificate(s)” in the letter of transmittal. In such event, the depositary will forward additional documentation necessary to be completed in order to effectively replace the lost or destroyed certificate(s). See Instruction 12 of the letter of transmittal.

Section 3. Purpose of the Offer; Certain Effects of the Offer

Purpose of the Offer

Our management and our board of directors have evaluated our operations, strategy and expectations for the future, all with a view toward achieving our long-term goal of increasing stockholder value. Our board of directors believes that one method of increasing stockholder value is through the repurchase of our common stock. By repurchasing our common stock, we increase the remaining stockholders’ percentage interest in our assets and earnings while providing liquidity to stockholders who wish to sell our shares. We are making this offer because our board of directors believes that, given our business, assets and prospects and the current market price of our shares, the repurchase of our shares presents an attractive opportunity for us to increase stockholder value by reducing the number of shares outstanding, which should result in an increase to our earnings per share and return on equity. In addition, we believe the offer may be attractive from the perspective of our stockholders, for the following reasons:

•

The offer gives stockholders liquidity by giving them the opportunity to sell their shares at the purchase price, which is greater than market prices prevailing immediately prior to the announcement of the offer and may be greater than market prices upon completion or termination of the offer. Additionally, our shares are quoted on the Pink Sheets and our daily volume is relatively low compared to many public companies with greater market capitalizations. This tender offer provides an opportunity for our shareholders to sell shares directly to us without negatively impacting the market for our stock.

•

The offer also provides stockholders who are considering a sale of all or a portion of their shares the opportunity to sell their shares pursuant to the offer for cash without the usual transaction costs associated with market sales, such as broker’s fees or commissions.

•

Any odd lot holders whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions for their sale of shares directly to Community Financial, but also will avoid any applicable odd lot discounts payable on sales of odd lots.

•

The offer allows stockholders to sell a portion of their shares while retaining a continuing equity interest in Community Financial. Stockholders who determine not to accept the offer will increase their proportionate interest in Community Financial’s equity, and thus in our future earnings and assets, subject to Community Financial’s right to issue additional shares and other equity securities in the future.

The offer also presents some potential risks and disadvantages to Community Financial and our continuing stockholders:

•

The offer will result in a decrease in the amount of cash held by Community Financial and Community Bank – Wheaton/Glen Ellyn. However, after completion of the offer, we expect to continue to maintain adequate capital in line with government regulations for a “well capitalized” financial institution.

•

The offer will reduce the “public float” (the number of shares owned by outside stockholders and available for trading in the securities markets). This may result in reduced liquidity in the trading market for our common stock in the future. The reduced liquidity may negatively impact the trading market for our common stock.

If we purchase fewer than 200,000 shares pursuant to the offer, we may repurchase the remainder of the shares on the open market in privately negotiated transactions or otherwise. In the future we may also purchase additional shares on the open market, in private transactions, through tender offers or otherwise, subject to the approval of our board of directors. Our future purchases may be on the same terms or on terms that are more or less favorable to our stockholders than the terms of this offer. Rule 13e-4 promulgated under the Securities Exchange Act of 1934, however, prohibits us and our affiliates from purchasing any shares, other than pursuant to our offer, until at least 10 business days after the expiration date. Any possible future purchases by us will depend on many factors, including market price of the shares, the results of our offer, our business and financial position and general economic and market conditions.

Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Dealer Manager/Information Agent or depositary, makes any recommendation as to whether a stockholder should tender or refrain from tendering his or her shares, and neither we nor our board of directors has authorized any person to make any such recommendation. Stockholders are urged to evaluate carefully all information contained in this offer to purchase, consult their own investment and tax advisors and make their own decision whether to tender shares and, if so, how many shares to tender. To our knowledge, no director or executive officer intends to tender any of his or her shares in this offer. However, directors and executive officers are not prohibited from tendering some or all of their shares pursuant to the terms of this offer. Section 10 provides information about their current share ownership.

Certain Effects of the Offer

Stockholders who tender all of their shares in this offer will not be able to participate in any dividends declared by our board of directors after the completion of the offer or any benefits derived by our stockholders from other strategic uses of our capital. Stockholders who do not tender their shares pursuant to our offer and stockholders who otherwise retain an equity interest in Community Financial (including as a result of a partial tender of their shares, or a proration pursuant to the offer or a conditional tender the condition for which was not satisfied) will continue to be stockholders of Community Financial and will realize a proportionate increase in their relative equity interest in Community Financial and will bear the attendant risks and rewards associated with owning equity securities of Community Financial.

The shares we purchase pursuant to this offer will be restored to the status of authorized and unissued shares, or will become treasury stock and will be available for issuance by Community Financial in the future without further stockholder action, except as may be required by applicable law or the rules applicable to companies with shares quoted on the Pink Sheets or any other securities exchange on which the shares may be listed, for purposes including the acquisition of other businesses, the raising of additional capital for use in our businesses and the satisfaction of obligations under existing or future employee benefit plans. We currently have no plans for the issuance of shares purchased pursuant to our offer.

Section 4. Withdrawal Rights

Shares tendered pursuant to our offer may be withdrawn at any time prior to the time the offer expires on the expiration date. Thereafter, tenders are irrevocable, except that, unless earlier accepted for purchase in the offer, shares tendered may also be withdrawn at any time after 12:00 midnight 40 business days after the commencement of the offer, which is October 11, 2007. If we extend the period of time during which the offer is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on our behalf, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.

Withdrawal of Shares Held in Physical Form. For a withdrawal to be effective, a holder of shares held in physical form must provide a written, transmission notice of withdrawal to the depositary at its address set forth on the back cover of this offer to purchase before the expiration date, which notice may be by facsimile and must contain: (1) the name of the person who tendered the shares; (2) a description of the shares to be withdrawn; (3) the certificate numbers shown on the particular certificates evidencing shares; (4) the signature of such stockholder executed in the same manner as the original signature on the letter of transmittal including a signature guarantee by an eligible institution (i.e., a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934) unless the shares have been tendered for the account of any eligible institution; and (5) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

Withdrawal of Shares with the Book-Entry Transfer Facility. For a withdrawal to be effective, a holder of shares held with the book-entry transfer facility must (i) call his or her broker and instruct such broker to withdraw the tender of shares by debiting the depositary’s account at the book-entry transfer facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, transmission notice of withdrawal to the depositary on or before the expiration date. The notice of withdrawal may be by facsimile and must contain:

•	the name of the person who tendered the shares;

•	a description of the shares to be withdrawn; and

•	if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares.

A purported notice of withdrawal that lacks any of the required information will not be an effective withdrawal of a tender previously made.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, and our determination will be final and binding. Neither we, the depositary nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Any shares properly withdrawn will be deemed not to have been validly tendered for purposes of our offer. However, withdrawn shares may be re-tendered by following one of the procedures for tendering at any time prior to the expiration date.

Section 5. Purchase of Shares and Payment of the Purchase Price

Acceptance

Upon the terms and conditions of our offer, as soon as practicable following the expiration date, we will, subject to the proration and conditional tender provisions of our offer, accept for payment, pay for, and purchase shares properly tendered and not properly withdrawn. The acceptance for purchase and the purchase of shares validly tendered and not withdrawn will be made promptly after all the conditions to our offer have been satisfied or waived. For purposes of our offer, we will be deemed to have accepted for purchase and thereby acquired tendered shares as, if, and when we give oral or written notice to the depositary of our acceptance of the tenders of such shares.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven to 10 business days after the expiration date. In the event of a proration, we anticipate that we will commence payment on the tendered shares within 10 business days after the expiration date. Despite any proration, we will commence payment on the tendered shares promptly after the expiration date.

Depositary

We will pay for shares that we have purchased in the offer by depositing the aggregate purchase price with the depositary. Delivery of the aggregate purchase price in exchange for shares pursuant to our offer will be made by the depositary by check promptly after receipt of our notice of acceptance. The depositary will act as agent for tendering stockholders for the purpose of receiving the purchase price from us and remitting the same to tendering stockholders. Under no circumstances will we pay interest by reason of any delay in making such payment. In all cases, payment for shares accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such shares (or of a timely confirmation of a book-entry transfer of such shares into the depositary’s account at the book-entry transfer facility), a properly completed and duly executed letter of transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery, an agent’s message, and any other required documents.

We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to our offer. However, payment of the purchase price to any person other than the registered holder or registration in the name of any person other than the registered holder of any shares delivered, whether in certificated form or by book entry, but not tendered or purchased, may result in additional stock transfer taxes. Moreover, additional stock transfer taxes may also result if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, unless the person is signing in a representative or fiduciary capacity. The amount of any additional stock transfer taxes, whether imposed on the registered holder or otherwise, payable on account of the transfer to such person, will be deducted from the purchase price unless satisfactory evidence of the payment of the additional taxes, or exemption therefrom, is submitted. See Instruction 6 to the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign, and return to the depositary the substitute Form W-9 included with the letter of transmittal may be subject to federal income backup withholding tax of 28% of the gross proceeds paid to the stockholder or other payee under our offer. See Section 2. Also see Section 12 regarding additional United States federal income tax consequences.

Return of Certificates

If any tendered shares are not accepted for purchase pursuant to the terms and conditions of our offer for any reason, or if certificates are submitted for more shares than are tendered, or if we should cancel the offer because any other condition of our offer is not satisfied or waived, certificates for the unpurchased shares will be returned to the tendering stockholder by the depositary promptly following consummation, cancellation, or termination of our offer.

Section 6. Conditional Tender of Shares

Under the circumstances described above in Section 1, we may prorate the number of shares purchased pursuant to our offer. Stockholders may wish to tender their shares, but only on the condition that all or some other minimum number of their shares are purchased. In addition, as discussed in Section 12, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender and how many shares to tender. The conditional tender alternative allows a stockholder to tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a letter of transmittal—which may be all of the shares tendered—must be purchased if any of the stockholder’s tendered shares are purchased. The conditional tender alternative is made available so that a stockholder may:

•

know with certainty the number of his or her shares, if any, that will be purchased pursuant to our offer (provided his shares are properly tendered and the condition of his tender is otherwise satisfied); or

•

seek to structure the purchase of shares pursuant to our offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes. Each stockholder is urged to consult with his or her own tax advisor.

If you wish to make a conditional tender you must indicate so in the box captioned “Conditional Tender” in the letter of transmittal or, if applicable, in the notice of guaranteed delivery. You also must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After our offer expires, if more than 200,000 shares have been properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 200,000, then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 200,000 shares. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

All shares tendered by a stockholder subject to a conditional tender pursuant to the letter of transmittal or notice of guaranteed delivery regarded as withdrawn as a result of proration and not eventually purchased will be returned promptly after the expiration date at our expense.

Section 7. Certain Conditions of the Offer

Offer Subject to Conditions

Notwithstanding any other provisions of our offer, we will not be required to accept for purchase or purchase any shares, may postpone the acceptance for purchase of or the purchase of shares tendered, and may cancel, terminate or amend our offer as provided herein if any of the following conditions are not satisfied or waived on or before the expiration date.

Avoidance of Rule 13e-3 Transaction Condition

We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in the offer being considered a “going private transaction” under Rule 13e-3 of the Securities Exchange Act of 1934, that is, if our purchase of shares pursuant to this offer would have a reasonable likelihood of our common stock being held of record by fewer than 300 persons and, thus, eligible for deregistration under the Exchange Act. As of August 9, 2007, there were approximately 530 record holders of our shares.

This condition is a nonwaivable condition to our offer.

No Legal Prohibition Condition

We will not be obligated to close the offer if a preliminary or permanent injunction, decree or order has been entered by any governmental authority, or another legal restraint or prohibition is in effect, which enjoins, restrains or prohibits our offer or, in our reasonable judgment, could materially and adversely affect the business, condition, financial or other, income, operations or prospects of Community Financial and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Community Financial or any of our subsidiaries or materially impair this offer’s contemplated benefits to us. Such benefits include the ability to add a new form of capital to our equity base in the form of trust preferred securities and to increase both our earnings per share and return on equity, all as more fully described in Section 3. As of the date of this document, no such injunction, decree, order, restraint or prohibition exists, nor to our knowledge has any of the foregoing been threatened. However, we can give no assurance that an injunction, decree, order, restraint or prohibition will not exist in the future. This condition is a nonwaivable condition to our offer.

Material Adverse Change Condition

We will not be obligated to close our offer if, after the date of this document, any of the following has occurred:

•	the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the commencement of war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

•

any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might materially affect the extension of credit by banks or other lending institutions in the United States;

•

any significant decrease in the market price of the shares of Community Financial or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of Community Financial and our subsidiaries, taken as a whole, or on the trading in the shares;

•	in the case that any of the foregoing conditions existed at the time of the announcement of our offer, a material acceleration or worsening of those conditions;

•

any decline in the Dow Jones Industrial Average, the S&P 500 Composite Index, the American Stock Exchange Composite Index or the Nasdaq Bank Index by an amount in excess of 10% measured from the close of business on August 14, 2007; or

•

any change in the business, condition (financial or otherwise), income, operations or prospects of Community Financial and our subsidiaries, taken as a whole which, in our reasonable judgment, is or may be materially adverse to Community Financial and our subsidiaries taken as a whole.

We reserve the right (but are not obligated), subject to the rules and regulations of the Securities and Exchange Commission, to waive this condition, in whole or in part, on or before the expiration date.

No Competing Offer Condition

We will not be obligated to close our offer if, after the date of this document, a tender or exchange offer with respect to some or all of the shares (other than our offer), or merger, acquisition proposal or other business combination for Community Financial has been proposed, announced or made by another person or we have learned that:

•

any person or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise (other than as disclosed in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission on the date of this document);

•

any such person or group that on or prior to the date of this document had filed such a Schedule with the Securities and Exchange Commission thereafter has acquired or has proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares; or

•	any person or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, reflecting an intent to acquire Community Financial or any of the shares.

We are not aware of any such event having occurred. In any event, Community Financial reserves the right (but is not obligated), subject to the rules and regulations of the Securities and Exchange Commission, to waive this condition, in whole or in part, prior to the expiration date.

Effect of Failing to Satisfy Conditions

If any of the conditions have not been satisfied or, if waivable, waived by the expiration date, we may elect either to:

•

extend the expiration date and our offer and retain all shares tendered until the expiration date of the offer as extended, subject to the right of a tendering stockholder to withdraw his or her shares;

•

waive the conditions (other than the condition regarding going private and the condition regarding no legal prohibitions), extend our offer for a period of 10 business days if our offer is scheduled to expire prior thereto if such waiver constitutes a material change in our offer, and thereafter purchase all properly tendered shares; or

•	terminate our offer and purchase none of the shares and return all tendered shares.

We will not accept for purchase any shares pursuant to our offer until such time as the conditions have been satisfied or waived.

Section 8. Share, Trading Price and Dividend Information

Shares Outstanding

As of August 9, 2007, we had outstanding 1,375,278 shares of common stock, no par value. The 200,000 shares of common stock that we are offering to purchase represent approximately 15% of our issued and outstanding common stock as of that date. Assuming that we purchase all 200,000 shares of common stock that we are offering to purchase, the number of our issued and outstanding shares of common stock would be reduced to 1,175,278 shares immediately after the offer.

Share Prices

Our common stock is quoted on the Pink Sheets under the symbol “CFIS.PK”. The following table shows the high and low sale prices for our common stock for each quarter since our common stock began trading on September 22, 2005, as well as the cash dividends paid per share on the common stock during that time. The following prices represent inter-dealer prices without retail markups, markdowns, or commissions and may not necessarily reflect actual transactions. We did not purchase any of our common stock during 2007, 2006 or 2005. While there was no established market for our securities prior to September 22, 2005, there were a limited number of trades which occurred in prior quarters. The share prices of these trades are reflected in the data below. The share prices and dividends paid shown below have been adjusted for a two-for-one stock split, which was effective December 27, 2006.

Year Quarter	High	Low	Quarterly Dividends
2007
3rd Quarter*	$23.00	$22.50	$0.06
2nd Quarter	23.00	22.40	0.06
1st Quarter	24.00	23.00	0.06
2006
4th Quarter	24.13	23.00	0.06
3rd Quarter	23.50	23.00	0.035
2nd Quarter	23.75	22.75	0.035
1st Quarter	23.50	22.50	0.035
2005
4th Quarter	24.50	21.50	0.025
3rd Quarter	24.00	22.13	0.025
2nd Quarter	22.50	17.50	0.025
1st Quarter	22.50	21.50	0.025

*	through August 9, 2007

On August 9, 2007, a date close to the date of this document, the last per share sale price of Community Financial common stock as reported on the Pink Sheets Electronic Interdealer Quotation and Trading System was $23.00. We urge you to obtain current quotations of the market price of our common stock prior to making a decision regarding this offer.

Section 9. Information about Community Financial Shares, Inc.

General

Community Financial was incorporated in the State of Delaware in July 2000 as part of an internal reorganization whereby the stockholders of Community Bank-Wheaton/Glen Ellyn (the “Bank”) exchanged all of their Bank stock for all of the issued and outstanding stock of Community Financial. The reorganization was completed in December 2000. As a result of the reorganization the former stockholders of the Bank acquired 100% of Community Financial’s stock and Community Financial acquired (and still holds) 100% of Community Bank-Wheaton/Glen Ellyn’s stock. The former Community Bank-Wheaton/Glen Ellyn stockholders received two shares of Community Financial’s common stock for each share of Community Bank-Wheaton/Glen Ellyn common stock exchanged in the reorganization. Community Financial was formed for the purpose of providing financial flexibility as a holding company for the Bank. At the present time, Community Financial has no specific plans of engaging in any activities other than operating the Bank as a subsidiary.

We provide financial services through three locations: our headquarters in Glen Ellyn, Illinois as well as two locations in Wheaton, Illinois. A fourth location is planned for Wheaton with a targeted opening date in the Fall of 2007.

Business of Community Financial Shares, Inc.

Community Bank-Wheaton/Glen Ellyn provides banking services common to the industry, including but not limited to, demand, savings and time deposits, loans, mortgage loan origination for investors, cash management, electronic banking services, Internet banking services including bill payment, Community Investment Center services, and debit cards. The Bank serves a diverse customer base including individuals, businesses, governmental units, and institutional customers located primarily in Wheaton and Glen Ellyn and surrounding communities in DuPage County, Illinois.

Market Area

Community Bank-Wheaton/Glen Ellyn is located in the village of Glen Ellyn in DuPage County in Illinois. Glen Ellyn is a suburb of Chicago and is located approximately 20 miles directly west of the city. The combined population of Wheaton and Glen Ellyn is approximately 82,000 while the county of DuPage currently has approximately 900,000 residents. The median household income within the Bank’s market area is above $65,000 which is higher than the area average. The economic base of both communities is comprised primarily of professionals and service related industry. There are no dominant employers in the area however, the DuPage County offices as well as the College of DuPage, both of which are nearby, are likely the largest. The local economy remains strong and this strength is reflected in the local real estate values which have been rising steadily over the past several years.

Summary Unaudited Historical Consolidated Financial Data

and

Summary Unaudited Pro Forma Financial Information

The following summary historical consolidated financial data for the year ended December 31, 2006 has been derived from the consolidated financial statements of Community Financial for the year ended December 31, 2006. The data should be read in conjunction with the consolidated financial statements and notes thereto included in Community Financial’s Annual Report on Form 10-K for the year ended December 31, 2006. The following summary historical financial information for the six months ended June 30, 2007 has been derived from the consolidated financial statements and notes thereto included in Community Financial’s Quarterly Report on Form 10-Q for the period ended June 30, 2007. Copies of these reports may be obtained as described in Section 17.

The unaudited pro forma consolidated condensed financial information gives effect to the purchase of 200,000 shares pursuant to the offer at an assumed price of $26.00 per share based on the assumptions described below and in the related notes to the unaudited consolidated pro forma financial information.

The summary unaudited consolidated condensed pro forma financial information should be read in conjunction with the historical audited consolidated financial statements and related notes in Community Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the historical unaudited consolidated financial statements and related notes in Community Financial’s Quarterly Report on Form 10-Q for the six month period ended June 30, 2007. The following unaudited pro forma financial information is subject to a number of uncertainties and assumptions and does not purport to be indicative of the operating results that would actually have been obtained, or operating results that may be obtained in the future, or the financial position that would have resulted had the purchase of the shares pursuant to the offer been completed at the dates indicated.

Community Financial Shares, Inc.

Consolidated Balance Sheets

(Dollars in thousands)

	Historical December 31, 2006	Pro Forma December 31, 2006
ASSETS
Cash and due from banks	$6,532	$1,332
Interest bearing deposits	2,097	2,097
Federal funds sold	2,000	2,000

Cash and cash equivalents	10,629	5,429
Securities available for sale	34,924	34,924
Loans, less allowance for loan losses of $1,549 and $1,381	199,820	199,820
Federal Home Loan Bank stock	5,398	5,398
Premises and equipment, net	13,544	13,544
Cash value of life insurance	5,462	5,462
Interest receivable and other assets	1,964	1,964

Total assets	$271,741	$266,541
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$234,725	$234,725
Federal Home Loan Bank advances	10,500	10,500
Federal funds purchased	—	—
Subordinated debentures	3,609	3,609
Interest payable and other liabilities	2,306	2,306

Total liabilities	251,140	251,140
Stockholders’ equity
Common stock – no par value, 5,000,000 shares authorized; 1,375,228 and 1,175,228 issued and outstanding	—	—
Paid-in-capital	8,231	3,031
Retained earnings	12,361	12,361
Accumulated other comprehensive income (loss)	9	9

Total stockholders’ equity	20,601	15,401

Total liabilities and stockholders’ equity	$271,741	$266,541

Community Financial Shares, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	Historical as of June 30, 2007	Pro Forma as of June 30, 2007
ASSETS
Cash and due from banks	$8,013	$2,813
Interest bearing deposits	—	—
Federal funds sold	—	—

Cash and cash equivalents	8,013	2,813
Securities available-for-sale	42,295	42,295
Loans, less allowance for loan losses of $1,553 and $1,553	199,844	199,844
Loans held for sale	168	168
Federal Home Loan Bank stock	5,398	5,398
Premises and equipment, net	14,359	14,359
Cash value of life insurance	5,144	5,144
Interest receivable and other assets	2,019	2,019

Total assets	$277,240	$272,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$233,775	$233,775
Federal Home Loan Bank advances	15,500	15,500
Federal funds purchased	4,100	4,100
Subordinated debentures	3,609	3,609
Interest payable and other liabilities	1,900	1,900

Total liabilities	255,884	255,884
Commitments and contingent liabilities
Shareholders’ equity
Common stock – no par value, 5,000,000 shares authorized; 1,375,278 and 1,175,278 issued and outstanding	—	—
Paid-in-capital	8,242	3,042
Retained earnings	13,494	13,494
Accumulated other comprehensive income (loss)	(380)	(380)

Total shareholders’ equity	21,356	16,156

Total liabilities and shareholders’ equity	$277,240	$272,040

Community Financial Shares, Inc.

Consolidated Statements of Income

(In thousands, except per share data)

	Historical Year Ended December 31, 2006	Pro Forma Year Ended December 31, 2006
Interest income
Loans	$14,429	$14,429
Securities
Taxable	731	731
Exempt from federal income tax	618	618
Federal funds sold	34	34
Federal Home Loan Bank dividend and other	335	335

Total interest income	16,147	16,147

Interest expense
Deposits	5,544	5,544
Federal Home Loan Bank advances and other borrowed funds	557	557
Subordinated debentures	313	313

Total interest expense	6,414	6,414

Net interest income	9,733	9,733
Provision for loan losses	165	165

Net interest income after provision for loan losses	9,568	9,568

Noninterest income
Service charges on deposit accounts	509	509
Mortgage origination fees	170	170
Other service charges and fees	608	608
Gain on sale of fixed assets	3	3
Gain on sale of securities	—	—

Total noninterest income	1,290	1,290

Noninterest expense
Salaries and employee benefits	4,354	4,354
Net occupancy expense	481	481
Equipment expense	472	472
Data processing	606	606
Advertising and marketing	379	379
Professional fees	326	326
Other operating expenses	1,136	1,136

Total noninterest expense	7,754	7,754

Income before income taxes	3,104	3,104
Income tax expense	918	918

Net income	$2,186	$2,186

Earnings per share
Basic	1.59	1.59
Diluted	1.59	1.59

Community Financial Shares, Inc.

Condensed Consolidated Statements of Income

(In thousands, except share and per share data)

	Historical Six Months Ended June 30, 2007	Pro Forma Six Months Ended June 30, 2007
Interest income
Loans	$7,408	$7,408
Securities:
Taxable	580	580
Exempt from federal income tax	319	319
Federal funds sold	29	29
Federal Home Loan Bank dividend and other	171	171

Total interest income	8,507	8,507
Interest expense
Deposits	3,333	3,333
Federal Funds Purchased	13	13
Federal Home Loan Bank advances and other borrowed funds	264	264
Subordinated debentures	163	163

Total interest expense	3,773	3,773

Net interest income	4,734	4,734
Provision for loan losses	—	—

Net interest income after provision for loan losses	4,734	4,734
Noninterest income
Service charges on deposit accounts	278	278
Mortgage origination fees	207	207
Gain on sale of securities	37	37
Life insurance death benefit	478	478
Other noninterest income	302	302

Total noninterest income	1,302	1,302

Noninterest expense
Salaries and employee benefits	2,442	2,442
Net occupancy and equipment expense	516	516
Data processing expense	335	335
Advertising and promotions	200	200
Professional fees	181	181
Other operating expenses	778	778

Total noninterest expense	4,452	4,452

Income before income taxes	1,584	1,584
Provision for income taxes	285	285

Net income	$1,299	$1,299

Earnings per share
Basic	$0.94	$0.94
Diluted	0.94	0.94
Average shares outstanding basic	1,375,263	1,375,263
Average shares outstanding diluted	1,379,914	1,379,914
Dividends per share	$0.12	$0.12

Notes to Unaudited Pro Forma Information

(1)	The balance sheet data give effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(2)	No effect has been given to the cost incurred in connection with this offer. These costs are not expected to be material and will be capitalized as part of the cost of the shares purchased.

Section 10. Interest of our Directors, Executive Officers and Controlling Stockholders; Transactions and Arrangements Concerning Shares

Securities Ownership

As of August 9, 2007, Community Financial had 1,375,278 shares issued and outstanding, and had reserved 45,400 shares for issuance upon exercise of outstanding stock options. The 200,000 shares that we are offering to purchase represent approximately 15% of our outstanding shares. As of August 9, 2007, our directors and executive officers as a group, 14 persons, beneficially owned an aggregate of 217,592 shares, including 4,390 shares covered by currently exercisable options granted under our non-qualified stock option plan, representing approximately 15.82% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. Directors, officers and employees of Community Financial and Community Bank who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that none of our directors or executive officers intend to tender any of their shares pursuant to the offer. Assuming we purchase 200,000 shares pursuant to the offer and our executive officers and directors do not tender any shares pursuant to the offer, then after the purchase of shares pursuant to the offer, our executive officers and directors as a group would own beneficially approximately 18.45% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options.

The following table sets forth certain information regarding Community Financial’s common stock beneficially owned on August 9, 2007 with respect to each director and executive officer. To our knowledge, no person is the beneficial owner of more than five percent of our common stock.

Name of Individual and Number of Persons in Group	Amount and Nature of Beneficial Ownership(1)	Percent of Class Beneficially Owned
		Before the Offer	After the Offer
William F. Behrmann(2)	7,670	0.56%	0.65%
Penny A. Belke, DDS(1)(2)	3,312	0.24%	0.28%
H. David Clayton, DVM(2)(3)	25,356	1.84%	2.16%
Raymond A. Dieter, Jr., MD(2)(4)	42,734	3.11%	3.64%
Donald H. Fischer(2)	53,628	3.90%	4.56%
Robert F. Haeger	2,300	0.17%	0.20%
Scott W. Hamer(1)	1,900	0.14%	0.16%
Mary Beth Moran(1)(2)	1,774	0.13%	0.15%
Joseph S. Morrissey, D.D.S.(2)(5)	46,868	3.41%	3.99%
John M. Mulherin(2)(6)	8,818	0.64%	0.75%
Christopher P. Barton(1)	19,742	1.44%	1.68%
Kenneth S. Franklin(1)	990	0.07%	0.08%
William W. Mucker(1)	2,500	0.18%	0.21%
Eric J. Wedeen	0	0.00%	0.00%
All Directors and Executive Officers as a Group (14 Persons)	217,592	15.82%	18.45%

(1)

Includes shares issuable pursuant to stock options currently exercisable within 60 days of August 14, 2007, as follows: Dr. Belke, 300 shares, Mr. Barton, 500 shares; Mr. Franklin, 690 shares, Mr. Hamer, 1,300 shares; Mrs. Moran, 300 shares and Mr. Mucker, 1,300 shares.

(2)	Includes 474 shares held in Lakeside Partners, a partnership of nine directors, of which each director holds 1/9 ownership interest.

(3)	Includes 12,440 shares held in a trust of which Dr. Clayton is trustee.

(4)	Includes 2,776 shares held in a trust of which Dr. Dieter is trustee.

(5)	Includes 14,678 shares held in joint tenancy of which Dr. Morrissey has shared investment and voting power and 7,900 shares held in an employee retirement plan.

(6)	Includes 4,112 shares held in joint tenancy of which Mr. Mulherin has shared investment and voting power and 1,208 shares held by Mr. Mulherin’s spouse in an IRA.

Under the stock option plan, Community Financial grants stock options to directors, executives and management of Community Financial and Community Bank. Under the terms of the stock option plan, the exercise price of the stock subject to each option may not be less than the fair market value of the stock on the date the option is granted. The options granted under the stock option plan to date have a 10 year term and vest over the term in annual increments, with approximately one-third of the option vesting during the first five years, one-half during the next four years, and final vesting on the tenth anniversary of the grant date. Vesting and exercise rights cease upon termination of employment, except in the case of death, disability or retirement.

To our knowledge, none of our directors, executive officers or controlling stockholders has engaged in any transaction within the past 60 days with respect to any of our securities.

Plans or Proposals

Except as described in this document, we currently have no plans, proposals, or negotiations that relate to or would result in:

•	any extraordinary transaction (such as a merger, reorganization or liquidation) involving Community Financial;

•	any purchase, sale or transfer of a material amount of the assets of Community Financial or any of our subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Community Financial;

•

any change in our present board of directors or management (including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer);

•	any other material change in our corporate structure or business;

•	our common stock to cease to be authorized to be quoted on the Pink Sheets;

•	our common stock becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934;

•	the acquisition by any person of additional securities of Community Financial, or the disposition of securities of Community Financial; or

•	any changes in our certificate of incorporation or bylaws or other actions that could impede the acquisition of control of Community Financial.

Past Contacts, Transactions, Negotiations and Agreements

Except for outstanding options to purchase shares granted from to time to time over recent years to certain directors and employees, including executive officers, of Community Financial pursuant to our stock option plan, and except as otherwise described herein, neither Community Financial nor, to the best of our knowledge, any of our affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of Community Financial including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Additional Information

Our proxy statement for our annual meeting of stockholders held on May 23, 2007, which was distributed to stockholders on April 12, 2007, describes transactions in which we have engaged with our executive officers, directors and their associates, some of which are continuing in nature. These transactions include the change-of-control agreements Community Bank entered into (during 2002 and 2003) with Messrs. Fischer, Hamer, Barton and Mucker. The letter agreements provide for enumerated benefits to be provided by Community Bank to said executive officers upon the occurrence of certain events within 18 months after a change of control of Community Financial or Community Bank. Each letter agreement provides for the payment of severance benefits, if, at any time within 18 months following a change of control, the officer’s employment is terminated as a result of (i) his disability, death or retirement pursuant to any retirement plan or policy of Community Bank of general application to key employees; (ii) the essential elements of the officer’s position being materially reduced without good cause, each without the officer’s voluntary consent; (iii) a material reduction in the officer’s aggregate compensation, not related to or resulting from documented, diminished performance; or (iv) the officer being required to regularly perform services at a location which is greater than 50 miles from his principal office at the time of the change of control. The severance benefits to be provided are an immediate lump-sum cash payment equal to nine months of the terminated executive’s current annual salary, exclusive of periodic bonus compensation, plus any unused earned vacation time and continued medical and life insurance coverage to the officer and his family for a maximum of nine months.

Community Financial and Community Bank have also entered into a one year employment agreement with Donald H. Fischer. The agreement became effective January 1, 2007 and terminates on December 31, 2007. The agreement provides, among other things, a description of Mr. Fischer’s duties as Chairman and his continued board service, an annual salary of $110,000, and reimbursement of certain expenses. The agreement also provides that Mr. Fischer may continue to participate, at his own expense, in health insurance plans offered by Community Bank.

Community Financial also maintains an incentive bonus plan pursuant to which certain executive officers are eligible for a cash incentive bonus based on the attainment of goals established as part of the executive’s annual action plan. The incentive bonus targets approved by the Compensation Committee for 2006 ranged from 5% of base salary to 25% of based salary.

Section 11. Source and Amount of Funds

Assuming we purchase 200,000 shares pursuant to the offer at $26.00 per share, we expect the maximum aggregate cost, not including expenses applicable to the offer, will be approximately $5,200,000. We intend to use working capital to fund this offer.

Section 12. Material Federal Income Tax Consequences

General

The following is a discussion of certain material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder’s particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as pass-through entities, certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans, stockholders who acquired their shares as compensation (including shares acquired upon the exercise of options and the vesting of restricted shares) or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle or other risk reduction transaction). In addition, the discussion below does not consider the effect of any alternative minimum taxes or any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as “capital assets” within the meaning of Section 1221 of the Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

Each stockholder should consult his or her own tax advisor to determine the particular United States federal income tax consequences to him or her of tendering shares pursuant to the offer and the applicability and effect of any state, local or foreign tax laws in light of his or her particular circumstances.

Characterization of the Surrender of Shares Pursuant to the Offer

The surrender of shares by a stockholder to us pursuant to the offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder’s particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by a stockholder to us pursuant to the offer will be treated as a “sale or exchange” of such shares for United States federal income tax purposes (rather than as a distribution by us with respect to the shares held by the tendering stockholder) if the receipt of cash upon surrender (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete redemption” of the stockholder’s interest in Community Financial, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder (each as described below).

If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a “sale or exchange” of such shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder’s tax basis in the shares surrendered pursuant to the offer. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares have been held for more than one year. The maximum federal tax rate on long-term capital gains of individuals is currently 15%. An individual’s short-term capital gains are taxed at such individual’s marginal federal income tax rate applicable to ordinary income.

If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by us with respect to the stockholder’s shares in an amount equal to the cash received by the stockholder pursuant to the offer. The distribution will be treated as a taxable dividend to the extent of the stockholder’s allocable portion of our current and accumulated earnings and profits, as determined for United States federal tax purposes. Provided certain holding period and other requirements are satisfied, non-corporate stockholders generally will be subject to United States federal income tax at a maximum rate of 15% on amounts treated as a dividend, without reduction for the tax basis of the shares surrendered. The amount of the distribution in excess of our current or accumulated earnings and profits will be treated as a return of the stockholder’s tax basis in the shares, and any amount in excess of the stockholder’s tax basis will be treated as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by Community Financial with respect to his or her shares, the stockholder’s tax basis in his or her remaining shares will generally be adjusted to take into account the stockholder’s return of basis in the shares tendered.

Constructive Ownership

In determining whether any of the three tests under Section 302 of the Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own (i) shares actually owned, and in some cases constructively owned, by certain related individuals or entities, and (ii) shares that the stockholder has the right to acquire by exercise of an option or by conversion.

Proration

Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender by a stockholder pursuant to the offer will meet any of the three tests under Section 302 of the Code.

Section 302 Tests

Generally, the receipt of cash by a stockholder will be “substantially disproportionate” if the percentage of the outstanding shares in Community Financial actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the offer. Stockholders should consult their tax advisors with respect to the application of the “substantially disproportionate” test to their particular situation.

The receipt of cash by a stockholder will be a “complete redemption” if either (i) the stockholder owns no shares in Community Financial either actually or constructively immediately after the shares are surrendered pursuant to the offer, or (ii) the stockholder actually owns no shares in Community Financial immediately after the surrender of shares pursuant to the offer and, with respect to shares constructively owned by the stockholder immediately after the offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer or employee of Community Financial is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

Even if the receipt of cash by a stockholder fails to satisfy the “substantially disproportionate” test or the “complete redemption” test, a stockholder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the stockholder’s surrender of shares pursuant to the offer results in a “meaningful reduction” in the stockholder’s interest in Community Financial. Whether the receipt of cash by a stockholder will be “not essentially equivalent to a dividend” will depend upon the individual stockholder’s facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” However, it is possible that stockholders having a small portion of their shares purchased may, because of the number of shares to be purchased and retired by Community Financial, actually own a larger percentage of Community Financial’s outstanding stock after the stock purchase is completed they owned before the stock purchase. The IRS has indicated in published rulings that a sale or exchange does not occur if the pro rata stock interest of the stockholder is not reduced. Stockholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.

Corporate Stockholder Dividend Treatment

If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% or more of the dividend under Section 243 of the Code, subject to other applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows a dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer’s risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the dividends-received deduction may be reduced.

In addition, amounts received by a corporate stockholder pursuant to this offer that are treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. The “extraordinary dividend” rules of the Code are highly complicated. Accordingly, any corporate stockholder that might have a dividend as a result of the sale of shares pursuant to this offer should review the “extraordinary dividend” rules to determine the applicability and impact of such rules to it.

Foreign Stockholders

We will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the offer to a foreign stockholder or his or her agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are (a) effectively connected with the conduct of a trade or business by the foreign stockholder within the United States; or (b) solely in exchange for the stockholder’s entire interest in Community Financial and the stockholder represents that he is not related to any other stockholder or that he or she intends to waive the family attribution rules. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources outside the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a stockholder is a foreign stockholder by reference to the stockholder’s address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (i) meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and we withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. These statements may be obtained from the depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

Backup Withholding.

See Section 2 with respect to the application of the United States federal income tax backup withholding.

Other Tax Considerations.

The tax discussion set forth above may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with us. The tax consequences of a sale pursuant to the offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the offer. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the offer and the effect of the stock ownership attribution rules described above.

Section 13. Effect of the Offer on the Market for our Shares; Registration under the Securities Exchange Act of 1934

Effect of the Offer

As of August 9, 2007, there were 1,375,278 shares of our common stock outstanding. The purchase of shares pursuant to our offer will reduce the number of shares that might otherwise trade publicly and may reduce the number of holders of Community Financial common stock. Nonetheless, we believe that there will still be a sufficient number of shares outstanding and publicly traded following our offer to ensure a continued trading market in the shares. Based on the published guidelines of the Pink Sheets, we believe that, following our purchase of shares pursuant to this offer, our remaining shares of common stock will continue to qualify to be quoted on the Pink Sheets.

Registration under the Securities Exchange Act of 1934

Our common stock is registered under the Securities Exchange Act of 1934, which requires, among other things, that we furnish certain information to our stockholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of Community Financial’s stockholders. We believe that our purchase of shares pursuant to our offer will not result in the shares becoming eligible for deregistration or not subject to the reporting obligations under the Securities Exchange Act of 1934. We have conditioned our offer so that we will cancel the offer, and not purchase any shares, if the offer would have a reasonable likelihood of our common stock being held of record by fewer than 300 persons and, thus, eligible for deregistration under the Exchange Act. As of August 9, 2007, there were approximately 530 holders of record of shares of our common stock.

Section 14. Legal Matters; Regulatory Approvals

Legal Matters

We are not aware of any license or regulatory permit that appears to be material to our business and that is likely to be adversely affected by our acquisition of shares pursuant to our offer or, except as disclosed below, of any approval or other action by any state, federal or foreign government or governmental agency that would be required prior to or as a result of the acquisition of shares pursuant to our offer. Should any approval or other action be required, we presently contemplate that the required approval or other action will be sought. We are unable to predict whether we may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action required might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares is subject to certain conditions. See Section 7.

Bank Regulatory Matters

As a registered bank holding company, Community Financial is subject to the supervision and regulation of the Federal Reserve Board. Because we are (and upon completion of the offer will remain) “well-capitalized” and “well-managed,” as those terms are defined by the Federal Reserve Board, and not subject to any unresolved supervisory issues, we do not require the approval of the Federal Reserve Board in order to complete the proposed tender offer.

The Bank Holding Company Act of 1956 and the Change in Bank Control Act each govern acquisition of control of bank holding companies. As a general matter, a person may not acquire control of a bank holding company such as Community Financial without the prior approval of the Federal Reserve Board. If, as a result of the offer, any stockholder becomes the beneficial owner of more than 10% of our common stock, such stockholder may be required to reduce its ownership interest in Community Financial or obtain regulatory approval to continue to own more than 10%. Each stockholder whose ownership interest may be so increased is urged to consult the stockholder’s own legal counsel with respect to the consequences to the stockholder of the tender offer.

Section 15. Cancellation, Extension, Termination and Amendment

We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary and making a public announcement thereof. There can be no assurance, however, that we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that such shares may be withdrawn as set forth in Section 4. We also expressly reserve the right, in our sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of such termination to the depositary and making a public announcement thereof, and (ii) at any time, or from time to time, to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which we may choose to make public announcement of any extension, termination or amendment, we shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any public announcement, other than by making a release to Business Wire, Dow Jones News Service or another comparable news service, except in the case of an announcement of an extension of the offer, in which case we shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Central time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Securities and Exchange Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The offer will continue to be extended for at least 10 business days from the time we publish, send or give to holders of shares a notice that we will (i) increase or decrease the price we will pay for our shares or (ii) increase (except for an increase not exceeding 2.0% of our outstanding shares) or decrease the number of shares we seek.

For purposes of our offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central time.

Section 16. Fees and Expenses

Howe Barnes Hoefer & Arnett, Inc. will act as the Dealer Manager and Information Agent for Community Financial in connection with this offer. Howe Barnes, as Information Agent, may contact stockholders by mail, telephone, facsimile, other electronic means and personal interviews, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to this offer to beneficial owners. We have agreed to pay Howe Barnes a retainer of $25,000 and, upon acceptance for and payment of shares pursuant to this offer, a total of $0.10 per share purchased by us pursuant to this offer. Howe Barnes will also be reimbursed for certain out-of-pocket expenses. Howe Barnes will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with this offer.

Community Financial will pay the depositary, Illinois Stock Transfer, reasonable and customary compensation for its services in connection with our offer, plus reimbursement for out-of-pocket expenses, and will indemnify the depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

No fees or commissions will be payable by us to brokers, dealers, commercial banks, trust companies or other nominees, other than fees to the parties described above, for soliciting tenders of shares under our offer. Stockholders holding shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult the nominees to determine whether transaction costs are applicable if stockholders tender shares through such nominees and not directly to the depositary. Brokers, dealers, commercials banks and trust companies will, upon request, be reimbursed by Community Financial for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Section 17. Where You Can Find Additional Information

We are subject to the information and reporting requirements of the Securities and Exchange Act of 1934, and in accordance with such laws we file with the Securities and Exchange Commission periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements filed with the Securities and Exchange Commission certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to our offer. The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference room. Copies of this material can also be obtained from the Securities and Exchange Commission’s web site on the Internet at http://www.sec.gov.

Section 18. Miscellaneous

No person has been directly or indirectly employed or retained by, or is to be compensated by, Community Financial to make recommendations in connection with our offer. We have not authorized anyone to give any information or make any representation about our offer that is different from, or in addition to, that contained, or incorporated, in this document or in the related letter of transmittal. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where our offer to purchase shares of common stock is unlawful, or if you are a person to whom it is unlawful to direct this type of offer, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

We are not aware of any jurisdiction where the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of our offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, our offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction.

Community Financial Shares, Inc.

August 14, 2007

The Dealer Manager/Information Agent for the offer is:

HOWE BARNES HOEFER & ARNETT, INC.

222 South Riverside Plaza,

7th Floor

Chicago, IL 60606

Telephone: (800) 800-4693 (toll free)

The depositary for the offer is:

Illinois Stock Transfer Company

By Mail, By Overnight Courier Or By Hand	By Facsimile
209 W. Jackson Blvd., Suite 903 Chicago, IL 60601 www.illinoisstocktransfer.com	312-427-2879

Any questions concerning tender procedures or requests for additional copies of this offer, the letter of transmittal, notice of guaranteed delivery or other tender offer materials may be directed to the Dealer Manager/Information Agent at (800) 800-4693 or the depositary at (800) 757-5755 or (312) 427-2953.